HEARTLAND GROUP, INC.
FORM N-SAR:  DECEMBER 31, 2004

TRANSMITTAL LETTER

VIA EDGAR

Securities and Exchange Commission
RE:  Form N-SAR
        December 31, 2004

Ladies and Gentleman:

Attached for filing herewith is the Form N-SAR for Heartland Group, Inc. This form is being filed solely for the series of the Registrant designated as Heartland Select Value Fund, Heartland Value Plus Fund, and Heartland Value Fund.

By (Signature and Title)* /s/ Nicole J. Best
                                         Nicole J. Best
            		     Treasurer & Principal Accounting
            		     Officer










SUB-ITEM 77B

ACCOUNTANT'S REPORT ON INTERNAL CONTROLS


Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Heartland Funds:

In planning and performing our audits of the financial statements of Heartland Funds (the "Funds") for the year ended December 31, 2004, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Funds is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). A material weakness, for purposes of this report, is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and their operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2004.

This report is intended solely for the information and use of the Directors, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 18, 2005



SUB-ITEM 77E

LEGAL PROCEEDINGS

As disclosed in the Heartland Funds most recent annual report:

On July 18, 2002, pursuant to a stipulation and following a fairness hearing, the U.S. District Court for the Eastern
District of Wisconsin approved a settlement of a consolidated class action brought by shareholders of the Heartland High-Yield
Municipal Bond Fund and the Heartland Short Duration High-Yield
Municipal Fund (together, the "High-Yield Funds"), in which Heartland Group, Inc. (the "Corporation"), Heartland Advisors, Inc. (the "Advisor"), the High-Yield Funds and certain other parties were named as defendants. The litigation arose out of a repricing of the securities in the High-Yield Funds in October 2000. Under the terms of the settlement, the Corporation, the Advisor, the High-Yield Funds, and certain related parties were dismissed and released from all claims in the class action upon establishment of a settlement fund for the benefit of the class plaintiffs.
Neither the Corporation nor any of its separate funds, directors, or officers were required to contribute to the settlement fund
(although an affiliate of the Advisor did make a substantial contribution to facilitate settlement). Subsequently, all other suits filed by persons who opted out of the class action settlement were also settled without any contribution from the Corporation, its funds, directors or officers.
The High-Yield Funds, which had been in receivership since
March 2001, were liquidated in December 2004.
On December 11, 2003, the SEC filed a civil complaint in United States District Court for the Eastern District of
Wisconsin (Civil Action No. 03C1427) relating to the
High-Yield Funds against the Advisor; William J. Nasgovitz,
President of the Advisor, President and a director of the Corporation and member of the Heartland Value Plus and Value
Fund portfolio management teams; Paul T. Beste, Chief Operating
Officer of the Advisor and Vice President of the Corporation;
Kevin D. Clark, an officer of the Advisor;
Hugh Denison, a former director of the Corporation who presently serves as Senior Vice President of the Advisor and as a member of the portfolio management team for the Heartland Select Value Fund; certain former officers of the Advisor; and others.
The SEC alleges various violations of the federal securities laws with respect to the pricing of securities owned by the High-Yield Funds and the related calculation of the High-Yield Funds' net asset value per share from March 2000 to March 2001; disclosures in the prospectus, other SEC filings and promotional materials for the High-Yield Funds relating to risk management, credit quality, liquidity and pricing; breach of fiduciary duty; the sale in September and October 2000 by certain individual defendants of shares of the High-Yield
Funds while in possession of material, non-public information about those funds; and the disclosure of material, non-public information to persons who effected such sales. The SEC seeks civil penalties and disgorgement of all gains received by the defendants as a result of the conduct alleged in the complaint, a permanent injunction against the defendants from further violations of the applicable federal securities laws, and such other relief as the court deems appropriate.
In February 2004, the Advisor, and Messrs. Nasgovitz,
Beste, Denison and Clark filed their answers to the SEC's complaint, denying the allegations and claims made therein and raising affirmative defenses.

The complaint does not involve the Corporation, the Heartland
Select Value, Value Plus or Value Funds (the "Funds"), any portfolio manager of those Funds
(other than Mr. Nasgovitz and Mr. Denison) or any of the current independent directors of the Corporation.
However, an adverse outcome for the Advisor and/or its officers named in the complaint could result in an injunction that would bar the Advisor from serving as investment advisor to the Funds or bar such officers from continuing to serve in their official capacities for the Advisor. The Advisor has advised the Funds that, if these results occur, the Advisor will see exemptive relief from the SEC to permit it to continue serving as investment advisor to the Funds. There is no assurance that the SEC will grant such exemptive relief.